09058713

SECU[...] SSION

Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2009

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Brothers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Maryland Avenue, Suite 800
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Miriani, CFO (314) 727-5519
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

10 West Broad Street, Suite 1700, Columbus, OH 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terrence M. Finn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Brothers & Co., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PEGGY LYN BOLLMAN
Notary Public - Notary Seal
State of Missouri - County of St. Louis
My Commission Expires Feb. 2, 2010
Commission #06438690

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stern Brothers & Co.

Statement of Financial Condition
December 31, 2008
Available for Public Inspection

Filed Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder as a Public Document

Stern Brothers & Co.
Index
December 31, 2008

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-8

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

Report of Independent Auditors

To the Board of Directors and Stockholder of
Stern Brothers & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Stern Brothers & Co. ("the Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stern Brothers & Co. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 20, 2009

Stern Brothers & Co.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 476,186
Securities owned, at fair value	25,360,358
Receivable from clearing brokers	5,322,043
Other receivables	617,241
Accrued interest receivable from securities	67,334
Income tax receivable	31,394
Deposit with clearing brokers	600,000
Prepaid expenses and other assets	152,306
Deferred income taxes	157,165
Property and equipment, net	203,000
Total assets	$ 32,987,027
Liabilities and Stockholder's Equity	
Liabilities	
Payable to clearing brokers	$ 25,312,840
Line of credit	500,000
Accounts payable	193,553
Accrued liabilities	582,653
Accrued interest payable	33,990
Deferred rent	34,317
Payable to related party	943,607
Note payable	1,000,000
Total liabilities	28,600,960
Commitments and contingent liabilities (Note 8)	
Stockholder's equity	
Common stock, $0.001 par value; 10,000,000 shares authorized, 3,388,348 shares issued	3,389
Additional paid-in capital	2,858,204
Retained earnings	2,024,474
Treasury stock, at cost, 239,291 shares	(500,000)
Total stockholder's equity	4,386,067
Total liabilities and stockholder's equity	$ 32,987,027

The accompanying notes are an integral part of this financial statement.

1. Corporate Operation

Stern Brothers & Co. (the "Company") is a registered securities broker/dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.) and the Securities Investor Protection Corporation. The predominant business of the Company is underwriting bond offerings for municipalities. The Company's customer base is located primarily in the Midwest. Securities traded for its own account consist primarily of tax-exempt obligations.

The Company has entered into agreements (the "Agreements") with two unrelated brokers/dealers to process and clear all of the Company's securities transactions. Substantially, all of the Company's investments are held by the brokers/dealers to facilitate the Company's trading activities. Although there are a number of unrelated broker/dealer entities which could provide comparable services to the Company on terms generally equivalent to the Agreements, a change in the clearing relationships could cause the Company to experience delays in purchases or sales of its investments.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies used in the preparation of this financial statement:

A. Securities owned are carried at fair value. At year-end, these securities consist primarily of corporate, state and municipal bonds.

B. Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

C. Prepaid expenses and others assets include rental deposits and other prepaid expenses.

D. Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization is removed from the accounts.

E. The Company files a U.S. federal income tax return, along with applicable state returns on an accrual basis. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

F. Treasury stock is accounted for using the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When treasury stock is reissued, the FIFO method is used.

G. The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

Adoption of New Accounting Standards:

J. Financial Accounting Standards Board, (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), issued July 2006, was effective as of January 1, 2007. The Company has elected to defer adoption of FIN 48, in accordance with the provisions of FASB Staff Position No. FIN 48-3, which permits certain nonpublic enterprises to delay adoption until fiscal years beginning after December 15, 2008. Upon adoption of FIN 48, the Company will recognize a tax benefit only if it is more likely than not the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized will be the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit will be recorded. Currently, the Company accounts for contingencies associated with certain tax positions in accordance with SFAS No. 5, *Accounting for Contingencies,* which provides the recording of a contingency based on the probability of certain events to transpire that range from probable to remote as opposed to applying a more likely than not recognition threshold. The Company does not expect any impact upon implementing FIN 48.

K. In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.* This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.

L. In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

3. Other Receivables

Other receivables at December 31, 2008 consist of the following:

Remarketing fees receivable	$ 589,270
Financial advisory fees and other receivables	38,360
	627,630
Less allowance for doubtful accounts	10,389
	$ 617,241

4. Borrowings

Bank borrowings

The Company maintains two credit facilities with U.S. Bank. The first facility permits the Company to borrow amounts up to $10 million, subject to loan advance calculations based on the amount of securities pledged as collateral. The interest rate on borrowings under this credit facility is determined at the time of each advance. This credit facility expires on December 31, 2009 and is collateralized by any securities pledged to the bank, all amounts on deposit at the bank, and any other property to which the Company provides the bank a security interest. There were no borrowings outstanding on this credit facility at December 31, 2008. The second facility is unsecured and permits the Company to draw on the credit facility in amounts up to $500,000. The interest rate on borrowings under this credit facility is determined at the time of each advance. The Company had outstanding borrowings of $500,000 under this credit facility at December 31, 2008. This unsecured credit facility expired and was repaid in January 2009.

The Company maintains two credit facilities with Parkside Financial Bank & Trust. The first facility is unsecured and permits the Company to draw on the credit facility in amounts up to $500,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to one-half of one percent plus the bank's prime rate, which was 3.25 percent at December 31, 2008. There were no outstanding borrowings under this credit facility at December 31, 2008. Under the second facility, the Company may borrow up to $1,500,000 less any amount outstanding the first credit facility, subject to loan advance calculations based on cash deposits made at the bank. This credit facility is collateralized by cash on deposit with the bank. These credit facilities expire on November 16, 2009 and contain customary representations and warranties, covenants, and events of default. The Company believes that circumstances that might give rise to breach of these covenants or an event or default as specified in the credit facilities are remote. There were no outstanding borrowings under these credit facilities at December 31, 2008.

Clearing broker borrowings

The Company maintains its proprietary trading accounts with its clearing brokers. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $600,000, and all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at either 50 basis points below the agent's margin rate of interest, which was 4.72 percent at December 31, 2008, or at 75 basis points plus the agent's cost of funds, which was 1.42 percent at December 31, 2008. There was $25,352,945 of investments in the accounts and $40,105 of related receivables outstanding under these agreements at December 31, 2008.

Other borrowings

On September 22, 2008, the Company entered into a note payable agreement with its sole owner, borrowing $1,375,000. The principal and interest on the note is payable upon demand and bears a fluctuating interest rate equal to the Prime Rate, which was 3.25 percent at December 31, 2008. Principal and interest outstanding on the note was $943,691 at December 31, 2008.

During the year ended December 31, 2008, the Company issued a note payable in the amount of $1,000,000 related to the purchase of the Company's common shares, as outlined in Footnote 7. The interest rate on the note is a fluctuating rate equal to one percent plus the Prime Rate, which was 3.25 percent at December 31, 2008. The note's principal is payable in three equal, annual payments. Interest is also due on these annual payment dates. Principal and interest outstanding on the note was $1,018,760 at December 31, 2008.

5. Income Taxes

The components of the deferred income taxes as of December 31, 2008 are as follows:

Deferred income tax asset:	
Net operating loss	$ 152,490
Deferred rent	12,697
Allowance for doubtful accounts	3,844
Accrued liabilities to related parties	292
	169,323
Deferred income tax liability:	
Accumulated depreciation	12,158
Net deferred income tax asset	$ 157,165

The Company anticipates filing a carryback claim to utilize the net operating loss deferred income tax asset against prior years' taxable income.

6. Property and Equipment

The major components of property and equipment at December 31, 2008 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 221,195	7 years
Office equipment	384,800	3-5 years
Leasehold improvements	133,046	Life of lease
	739,041	
Less accumulated depreciation and amortization	(536,041)	
Property and equipment, net	$ 203,000	

7. Stockholder's Equity

From time to time, the Board of Directors authorizes the Company to repurchase its common stock. During the year ended December 31, 2008 and under the Board of Directors' authorization, the Company repurchased 820,175 common shares at a cost of $1,713,965, including $713,965 in cash and the issuance of a $1,000,000 note payable, and re-issued 580,884 treasury shares for a value of $1,213,685.

8. Commitments and Contingent Liabilities

The Company is a party to operating lease agreements for the rental of office space that expire in various years. Rent expense is recognized on a straight-line basis over the life of the lease rather than in accordance with the actual lease payments. Leases entered into with rent holidays and or escalating rent payments are expensed on a straight-line basis. As such, differences between actual amounts paid and those amounts expensed have been set up as Deferred rent on the Company's balance sheet.

8. Commitments and Contingent Liabilities (Continued)

At December 31, 2008, future minimum lease payments under the operating leases are approximately as follows:

Year ending December 31,	
2009	$ 333,000
2010	313,000
2011	239,000
2012	175,000
2013	178,000
Thereafter	120,000
	$ 1,358,000

In the normal course of its business and under standard contract terms included in the Agreements, the Company is contingently liable to its clearing broker/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer. Based on historical experience, the Company believes that it is unlikely it will have to make any payments related to these items and accordingly has not recorded any obligation in its financial statement related to these items.

9. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At December 31, 2008, the Company had net capital and minimum net capital required of $2,680,187 and $216,920, respectively. The Company's percentage of aggregate indebtedness to net capital was 121.40 percent at December 31, 2008. The Company claims exemption from Rule 15c3-3 pursuant to section (k)(2)(ii). All customer transactions are cleared through broker-dealers on a fully disclosed basis and the Company does not hold funds for the account of its customers.

10. Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's securities transactions are performed by its clearing brokers pursuant to clearance agreements. At December 31, 2008, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are positions with and amounts due principally from the clearing brokers, who are members of a nationally recognized exchange. The Company also maintains a $600,000 deposit with its clearing brokers and has a receivable of $5,322,043 as of December 31, 2008. The Company consistently monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk. At December 31, 2008, the Company has cash of approximately $469,000 deposited at U.S. Bank.

11. Fair Value Measurements

FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

11. Fair Value Measurements (Continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability. The Company used the following methods and significant assumptions to estimate fair value:

Securities owned: The fair values of securities owned are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Securities owned measured at fair value on a recurring basis are summarized below:

	Balance at December 31, 2008	Quote prices in active markets for identical assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities Owned	$25,360,358	$7,413	$25,352,945	-

Current assets, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities are carried at amounts approximating fair value based on their relatively short due dates.

12. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition, operations and stockholder's equity. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.